Filed by Crown LNG Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Catcha Investment Corp

File No. 333-274832

Date: October 25, 2023

Crown LNG’s Knutsen keeps all options

open to deliver Scotland’s FSRU

Crown LNG kicks tyres on 170,000-cbm carrier and likely conversion candidates

24 October 2023 23:06 GMT UPDATED 24 October 2023 23:06 GMT

By Lucy Hine in London

Soon-to-be-US-listed Crown LNG is working on plans to site a $533m floating storage and regasification unit close to Grangemouth Port in Scotland’s Firth of Forth.

The company has entered an agreement with GBTRON Lands for an offshore site, where it plans to locate a five-million tonnes per annum FSRU spread-moored in sheltered waters.

Under the original plans, the FSRU would have been used to supply a power plant that GBTRON Power plans to build. But talks are taking place with the Scottish government as to whether the regas unit could supply gas directly to the grid.

Crown LNG has been looking at the options for providing an FSRU for the project.

Company president Gunnar Knutsen said a newbuilding could not be delivered until 2028 or 2029, which is outside the project’s timeline.

He said the obvious alternative is an LNG carrier-to-FSRU conversion, which he added should be achievable in three years from sourcing the vessel.

Knutsen said Crown LNG is looking for a 170,000-cbm to 174,000-cbm modern LNG carrier for its conversion to give it flexibility on storage.

At present, the company is looking at the options on this, talking to shipyards and owners with vessels.

“We need to keep all the alternatives open,” he said.

Crown LNG is expected to list on the New York Stock Exchange in early 2024 through a business combination with US-listed Catcha Investment Corp.

Investment decision

Once this is in place, the company has said it plans to start a pre-application consultation process for the project, which it expects to take between three and six months.

In its registration document filed with the US Securities and Exchange Commission, Crown LNG said it is targeting a final investment decision for the Grangemouth FSRU project for August 2024.

Knutsen indicated that Crown LNG could move forward on sourcing an LNG carrier for the conversion, a yard to undertake the work and suppliers of the main regas kit pre-FID, but that final contracts would only be signed once the investment decision has been taken.

He anticipates that the FSRU could be in place by 2027.(Copyright)

Important Information and Where to Find It

In connection with the previously announced business combination (“Business Combination”) among Catcha Investment Corp (“Catcha”), Crown LNG Holding AS (“Crown”), Crown LNG Holdings Limited (“PubCo”), and CGT Merge II Limited (“Merger Sub”), PubCo filed a registration statement on Form F-4 (the “Registration Statement”) (file no. 333-274832) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the Business Combination. Catcha’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the related transaction documents, Catcha and Crown. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, 3 Raffles Place #06-01, Bharat Building, Singapore, 048617, Attention: Patrick Grove.

Participants in the Solicitation of Proxies

Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the registration statement on Form S-1, as amended, which was initially filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, 3 Raffles Place #06-01, Bharat Building, Singapore, 048617, Attention: Patrick Grove. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Crown’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Catcha in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination described herein. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 (as amended), or an exemption therefrom.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, Crown’s and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and Crown and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Catcha, Crown, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Catcha or Crown as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, Crown or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Crown’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination filed by Catcha.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha or Crown undertakes any duty to update these forward-looking statements.